Exhibit 99.2

P R E S S  R E L E A S E

For immediate release	30 September 2003

CADBURY SCHWEPPES IN SUCCESSFUL $2BN BOND ISSUE

Cadbury Schweppes is pleased to announce that it has successfully completed the company’s first bond issue in the US market, raising $2 billion, ahead of the company’s $1 billion – $1.5 billion target. The size of the issue was increased in response to strong investor demand.

The proceeds will be used to replace some of the financing arrangements put in place in December 2002 to fund the $4.2 billion acquisition of Adams confectionery business (which includes such major brands as Halls, Trident, Dentyne and Bubbas Bubblegum range). Cadbury Schweppes’ brands (particularly Dr Pepper, 7 UP, Mott’s, Snapple plus the Adams range) are well known in the US market.

The bonds are split evenly between 5-year and 10-year maturities, with margins over the relevant US Treasuries of 80bps and 95bps respectively. After costs, this represents an average cost of funds of approximately 4.6% per annum. Proceeds from the sale were received on 29 September 2003.

The lead arrangers were Bank of America, Deutsche and JP Morgan.

David Kappler, CFO of Cadbury Schweppes said: “We are very pleased that US bond investors have recognised the strengths of the company’s strategy, portfolio of brands and cash flow to enable us to raise money at such competitive margins. The relatively low interest rate environment may present further refinancing opportunities, although we do not envisage tapping this US Market again in the foreseeable future.”

Ends

For further information:

Cadbury Schweppes plc:	020-7409-1313
http://www.cadburyschweppes.com
Bond and Equity Enquiries	020-7830-5095
Sally Jones
Marie Wall
Media Enquiries	020-7409 1313
Dora McCabe
Sarah Pelling
The Maitland Consultancy	020-7379-5151
Angus Maitland
Philip Gawith

High-resolution photographs are available to the media free of charge at www.newscast.co.uk +44 (0)20 7608 1000.

Notes to Editors:

Cadbury Schweppes is a major global company which manufactures, markets and distributes branded beverages and confectionery products around the world. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Dr Pepper, Snapple, Trebor and Bassett – are enjoyed in over 200 countries across the world. With the acquisition of Adams and its brands – Halls, Trident, Dentyne and Bubbas bubblegum range – the group now employs around 55,000 people and is a leading global confectionery company. It is number one in sugar and functional confectionery, a strong number two in gum and the world’s third largest soft drinks company.